SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare Corporation of
Puerto Rico Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare Corporation
of Puerto Rico Savings and
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Index
December 31, 2005 and 2004

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 21, 2006

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value
Investments	$31,183,212	$28,257,019
Participants’ loans	2,905,098	2,571,072
Cash	6,763	18,405

Total assets	34,095,073	30,846,496

Liabilities
Refunds due to employer	3,815	8,536

Net assets available for benefits	$34,091,258	$30,837,960

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,864,061	$2,217,840
Interest and dividends	149,771	207,825

	2,013,832	2,425,665

Contributions
Employer’s	1,559,855	1,649,933
Participants’	3,228,280	3,428,647

	4,788,135	5,078,580

Total additions	6,801,967	7,504,245

Deductions from net assets attributed to
Benefits paid	3,264,772	2,160,478
Administrative expenses	283,897	264,840

Total deductions	3,548,669	2,425,318

Net increase	3,253,298	5,078,927

Net assets available for benefits
Beginning of year	30,837,960	25,759,033

End of year	$34,091,258	$30,837,960

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	General Description of the Plan

The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation and Baxter Pharmacy Services Corporation (collectively, the “Company”) who have at least one month of service. Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code (“IRS”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company may make additional distributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net income of the Plan is posted to the participant’s accounts on a quarterly basis.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Year of Service	Vesting %

1	20
2	40
3	60
4	80
5 or more	100
Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

Participants’ Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

Forfeitures
The portion of any participant’s matching contribution account which is not vested will become forfeited upon such participant’s termination of employment and will be applied to reduce future Company’s matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2005 and 2004 amounted to $31,416 and $43,704, respectively.

Investment Options A participant may direct contributions into various investment options offered by the Plan. Participants may change their investment options quarterly.

The shares placed into the Edwards Lifesciences Common Stock Fund are in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are allowed to make investment election changes quarterly to transfer balances out of Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make contributions into the Edwards Lifesciences Common Stock Fund.

Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her vested contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Plan Expenses and Administration Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. (“Baxter”), the Company’s parent.

All expenses of the Plan are paid from assets of the Plan.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition
Shares of registered investment companies, Baxter common stock and Edwards common stock are valued at their quoted market prices. Participant loans are valued at cost which approximates fair value.

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan’s investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Contributions Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participants’ earnings.

Transfer of Assets to Other Plans Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department or by the IRS.

Payment of Benefits Benefits are recorded when paid.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

3.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31:

	2005		2004
	# of		# of
	Units	Amount	Units	Amount

Fund options
Stable Income	2,748,662	$12,093,839	2,636,582	$11,049,624
Composite	361,313	2,582,807	362,876	2,431,729
General Equity	234,796	2,423,029	223,151	2,061,575
S&P 500 Equity Index	1,891,684	5,305,228	2,019,378	5,405,909
International EAFE Equity	1,174,875	2,042,052	1,014,984	1,558,033
Baxter Common Stock	803,796	5,167,845	762,463	4,502,373
During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $1,864,061 and $2,217,840, respectively, as follows:

	2005	2004

Common stock	$262,635	$586,110
Mutual funds	1,601,426	1,631,730

	$1,864,061	$2,217,840

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Company that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Company has also obtained a favorable determination letter from the IRS stating that the Plan is in compliance with the IRS regulations. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2005 and 2004

The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant’s beneficiary receives distributions from the Plan.

6.	Related Parties

At December 31, 2005 and 2004, the Plan held shares of common stock of Baxter, the Company’s parent, units of participation in certain investment funds of State Street Bank and Trust Company, and time deposits of Banco Popular de Puerto Rico, the Plan’s Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan

Schedule H — Schedule of Assets (Held at End of Year)
December 31, 2005	Schedule I

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost	(e) Current Value

*	State Street Bank and Trust Company
	Stable Income Fund	2,748,662 units	**	$12,093,839
	Composite Fund	361,313 units	**	2,582,807
	General Equity Fund	234,796 units	**	2,423,029
	S&P 500 Equity Index Fund	1,891,684 units	**	5,305,228
	International EAFE Equity Index Fund	1,174,875 units	**	2,042,052
	Small Cap Fund	100,754 units	**	1,515,503
*	Baxter Common Stock Fund	803,796 units	**	5,167,845
*	Edwards Lifesciences Common Stock Fund	1,797 units	**	52,909
*	Participants’ Loans	Interest rates ranging from 5% to 11%	**	2,905,098
*	Banco Popular de Puerto Rico	Cash	**	6,763

				$34,095,073

*	Party-in-interest

**	Cost is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN
Date: June 28, 2006	By:	/s/ Robert M. Davis
Robert M. Davis
Corporate Vice President and Chief Financial Officer